

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 28, 2017

John Howe
The Cato Corporation
jhowe@catocorp.com

Re: The Cato Corporation
Incoming letter dated January 27, 2017

Dear Mr. Howe:

This is in response to your letter dated January 27, 2017 concerning the shareholder proposal submitted to Cato by Walden Asset Management et al. We also have received a letter on behalf of Walden Asset Management dated February 17, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 28, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Cato Corporation
Incoming letter dated January 27, 2017

The proposal requests that the company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and report on its programs to substantially implement this policy.

There appears to be some basis for your view that Cato may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Cato's policies, practices and procedures compare favorably with the guidelines of the proposal and that Cato has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Cato omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Cato relies.

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

Feb. 17, 2017

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal to Cato Corporation Regarding a Non-Discrimination Policy on Sexual Orientation and Gender Identity on Behalf of Walden Asset Management

Ladies and Gentlemen:

Walden Asset Management (the "Proponent") is beneficial owner of common stock of CATO Corporation (the "Company" or "Cato") and has submitted a shareholder proposal (the "Proposal") to the Company.[1] I have been asked by the Proponent to respond to the letter dated January 27, 2017 (the "Company Letter") sent to the Securities and Exchange Commission by John Howe, Executive Vice President and Chief Financial Officer of Cato Corporation. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(10) and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to John Howe.

Summary

The resolved clause of the Proposal states:

> RESOLVED
> The Shareholders request that Cato Corp amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and report on its programs to substantially implement this policy.

A copy of the full Proposal is attached to this letter.

[1] The Proposal was cofiled by The Wallace Global Fund and the Educational Foundation of America.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(10) as substantially implemented. The Company's EEO policy does not include explicit provisions prohibiting discrimination based on sexual orientation and gender identity or expression, and there is no federal policy or Supreme Court precedents that can ensure interpretation of Cato's EEO policy to protect all LGBT individuals. In the absence of a clearly written companywide policy, employees may be subject to radically different discrimination rules on a state-by-state basis, and differential treatment by fellow employees compared with people in explicitly protected categories. As such, the Company cannot effectively argue that it has substantially implemented the Proposal.

The Company also asserts that the Proposal is excludable as relating to the Company's ordinary business under Rule14-8(i)(7). However, the proposal exclusively addresses a significant policy issue – discrimination policies relative to lesbian, gay, bisexual and transgender ("LGBT") individuals – which is long recognized by the Staff as a significant policy issue and a subject of widespread controversy and debate. The issue has a clear nexus to the Company because, among other things, the Company headquarters is located in North Carolina, where LGBT rights are a subject of intensive public controversy.

Analysis

I. The Proposal is not excludable under Rule 14a-8(i)(10) as the company has not substantially implemented the Proposal's request.

The Company Letter asserts that, "Because the Company's current EEO Policy and practices already achieve the objectives of the Proposal any modification would be superfluous and unnecessary. Thus, the Company respectfully requests that the Commission concur with the exclusion of the Proposal under Rule 14a-8(i)(10)." In support of this argument, the Company letter notes that its Equal Opportunity Employer policy (the "EEO Policy") prohibits discrimination in hiring or terms and conditions of employment based on an individual's "race, color, religion, ancestry or national origin, disability, age, sex, *or any other legally-protected classification,*" (emphasis added). The Company asserts that this language comes with potential recourse:

> The Equal Employment Opportunity Commission (the "EEOC") and several federal courts have indicated that lesbian, gay, bisexual and transgender ("LGBT") individuals may bring discrimination claims on the basis of "sex" under Title VII of the Civil Rights Act of 1964. Thus, based on these interpretations, the existing EEO Policy already prohibits the type of discrimination that the shareholder proposal seeks to prohibit.

In order for a Proposal to be "substantially implemented," the actions of the Company must compare favorably to the guidelines and essential purpose of the Proposal. *Texaco Inc.* (March 28, 1991). The Proposal asks the Company to amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. <u>The Company has not done so, and therefore the Proposal cannot be said to be substantially implemented. This outcome has been</u>

found clearly and repeatedly in numerous relevant Staff precedents involving the same shareholder proposal language.

In *Exxon Mobil Corp.* (March 20, 2012) a nearly identical set of substantial implementation assertions by Exxon Mobil on a very similar proposal and context were rejected by the Staff. The proposal requested that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. Exxon Mobil argued as the Company does that the proposal could be substantially implemented because even though the company's EEO policy omitted mention of sexual orientation and gender identity, a company statement provided that "It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of…. or other legally protected status." The Staff found that the company's policies, practices, and procedures did not compare favorably with the guidelines of the proposal and that Exxon Mobil had not, therefore, substantially implemented the proposal.

It was noted by the proponent in *Exxon Mobil Corp.* that the company's policy included specific reference to numerous other criteria "their race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran". Notably, the EEO policy had been revised in 2011 to include specific reference to "genetic information" as among the protected criteria. The lack of express inclusion of "sexual orientation" or "gender identity" as among the protected criteria in its EEO policy was sufficient to demonstrate that the proposal was not substantially implemented either consistent with the guidelines or the essential purpose.[2]

Many other Staff decisions support the conclusion that a proposal to amend the EEO policy is not substantially implemented unless the policy is explicitly amended. In *Emerson Electric Company* (October 20, 2004) the company referenced "official" policies on discrimination communicated through supervisory training programs and employee ethics training programs outside of its formal EEO policy. The Staff rejected the company's assertion that those policies were equivalent to amending the EEO policy. See also *General Electric* (February 2, 1999), in which the shareholders' proposal for a written equal employment opportunity policy barring sexual orientation discrimination was not rendered moot when GE's policy failed to mention sexual orientation, except in a Q&A appendix.

---

[2] At Exxon Mobil, this was a repeating problem, with the company having claimed substantial implementation in prior instances. In *Exxon Mobil Corp.* (March 23, 2000) the company unsuccessfully argued that the proposal to amend the EEO policy had been substantially implemented based on other statements of the company, such as the statement of the chairman that, "We have a policy to not discriminate against anybody for any reason, period." In *Exxon Mobil Corp.* (March 28, 2002) the shareholders' proposal for a written policy barring sexual orientation discrimination was not substantially implemented when the words "sexual orientation" were not included in Exxon's equal employment opportunity policy, although "sexual orientation" was discussed in training materials, including a question-and-answer that specifically stated that sexual orientation should be understood to be addressed by the EEO statement.

Even partial implementation of proposals to amend the EEO policy have been found insufficient to be substantial implementation.

In *Armor Holdings* (January 31, 2007) the proposal was found not to be substantially implemented because while the Company's policy was amended to explicitly address sexual orientation, it did not address gender identity, which was also specifically targeted in the proposal.

The legal status of "legally protected categories" does not lead to consistent protection.

The Company notes correctly that the Equal Employment Opportunity Commission (the "EEOC") and several federal courts have indicated that lesbian, gay, bisexual and transgender ("LGBT") individuals may bring discrimination claims on the basis of "sex" under Title VII of the Civil Rights Act of 1964. The EEOC officially declared that it considered Title VII's prohibition of sex discrimination to apply to discrimination based on sexual orientation and gender identity on July 15, 2015.[3] However, EEOC guidance is neither binding on federal nor state courts. Legal rulings applying to sexual orientation and gender identity have been mixed. A blog post by Lamda Legal indicates that interpretation of Title VII applying to sexual orientation and gender identity is mixed based on location: "The EEOC and federal district courts in Montgomery, Seattle, and Washington, D.C. all agree that sexual orientation discrimination is a form of sex discrimination."[4] In contrast, the 7th circuit has declined to apply the EEOC directive on sexual orientation on July 30, 2016.[5] There is no Supreme Court precedent to override these disparate rulings.

In addition, Congress has failed to resolve the issue. By failing to pass the Equality Act and the Employment Non-Discrimination Act (ENDA), Congress has declined to resolve the ambiguity by expanding Title VII to list sexual orientation and gender identity as protected categories.

As a result, protections for LGBT individuals tend to be determined by uneven state level policies. After years of progress on marriage equality, there has been an upsurge in state policies encouraging or allowing discrimination against LGBT people. A number of state laws proposed or enacted allow discrimination against LGBT people in housing, public and private services on religious grounds. Other high profile efforts have focused on preventing transgender people from using the bathrooms correlating with their gender identities and limiting them to use of bathroom facilities associated with the sex that appears on their birth certificates.

These laws are in effect legitimizing discrimination and encouraging harassment of LGBT people. As discriminatory behavior has become visible in North Carolina and elsewhere, the

---

3 http://www.natlawreview.com/article/eeoc-declares-title-vii-covers-discrimination-based-individual-s-sexual-orientation

4 http://www.lambdalegal.org/blog/20160728_hively-ruling

5 https://employmentdiscrimination.foxrothschild.com/2016/07/articles/general-employment-discrimination/sexual-orientation-discriminat-1/7th-circuit-holds-title-vii-does-not-cover-sexual-orientation/

need for explicit company EEO policies is heightened. As in prior Staff precedents, only explicit amendment of the EEO policy can implement the guidelines and essential purpose of the Proposal.

II. <u>The Proposal is not excludable under Rule 14a-8(i)(7) because it exclusively addresses a significant policy issue with a nexus to the Company.</u>

Numerous prior Staff decisions affirmed that proposals focused on discrimination against recognized classes of people (LGBT, women, minorities) are not excludable because they address a significant policy issue. In *JP Morgan Chase* (Feb. 22, 2006) Staff denied relief under Rule 14a-8(i)(7) with regard to a proposal that JPMorgan Chase amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation. In *Exxon Mobil Corporation* (March 20, 2012) the Staff rejected a Rule 14a-8(i)(7) objection to a substantially identical proposal requesting amendment of EEO policy to explicitly include sexual orientation and gender identity. The Staff effectively recognized the significant policy issue. Same result in *OGE Energy, Inc.* (February 24, 2004).

Also rejecting Rule 14a-8(i)(7) arguments: In *Wal-Mart Stores, Inc. (*April 3, 2002) the proposal requested that Wal-Mart prepare a report on its equal employment opportunity policies and programs, including a review of specified topics. In *Citigroup Inc.* (February 2, 2016) the proposal requested that Citigroup prepare a report demonstrating that the company does not have a gender pay gap. In *The Proctor & Gamble Company* (August 16, 2016) the proposal requested a report detailing the known and potential risks and costs to the company caused by any enacted or proposed state policies supporting discrimination against LGBT people and detailing strategies above and beyond litigation or legal compliance that the company may deploy to defend the company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

The present Proposal does not contain language that would cause it to fall within the exceptions to this general policy of the Staff disallowing exclusion of discrimination-focused proposals. Furthermore, it should be noted that implementation of the Proposal's request would not impose significant costs to the company as Cato claims. Companies have received proposals similar to this one since the 1990s. The majority of these companies responded to shareholders' requests and did not report experiencing significant costs or diversion of significant management attention as Cato alleges. In fact, many companies find the resolution's request simple enough to implement quickly.

<u>The subject matter remains a significant policy issue.</u>

The Company Letter goes a bridge too far when it attempts to argue that the Proposal does not focus on a significant social policy issue -- as if this issue were now a settled issue and no longer controversial:

> In 2015, the U.S. Supreme Court held in Obergefell v. Hodges, 135 S. Ct 2584 (2015), that the Fourteenth Amendment requires a state to license a marriage between two people of the same sex and to recognize a marriage between two people of the same sex when their marriage was lawfully performed out-of-state. Furthermore, as

stated in the Proponents supporting statement, since 2014, federal contractors have been prohibited from discriminating on the basis of sexual orientation or gender identity in employment and, in a 2015 survey conducted by Greenberg Quinlan Rosner Research, more than 78% of people supported protecting LGBT individuals from discrimination in employment. As stated above, the EEOC has indicated that LGBT individuals may bring claims for discrimination on the basis of "sex."

Furthermore, as indicated above, Cato's associates are well aware of the Company's support of a workplace free from discrimination and harassment of any kind. Based on the foregoing, the Company believes that the subject of the Proposal is no longer a matter of widespread public debate or a significant social policy issue that transcends day-to-day business matters.

In fact, the rights of LGBT populations are currently subject to widespread backlash. After years of progress on marriage equality, there has been an upsurge in state policies encouraging or allowing discrimination against LGBT people. A number of state laws proposed or enacted allow discrimination against LGBT people in housing and public and private services on religious grounds. Other high profile efforts have focused on preventing transgender people from using the bathrooms correlating with their gender identities and limiting them to use of bathroom facilities associated with the sex that appears on their birth certificates. These laws are legitimizing discrimination and encouraging harassment of LGBT people.

The following are excerpts from articles providing examples of the widespread debate and controversy:

Liptak, Adam, “Supreme Court Ruling Makes Same-Sex Marriage a Right Nationwide”, The New York Times, June 26, 2015, http://www.nytimes.com/2015/06/27/us/supreme-court-same-sex-marriage.html

Reuters, “Judge Refuses to Block Mississippi Anti-LGBT Law”, The New York Times, June 20, 2016, http://www.nytimes.com/reuters/2016/06/20/us/20reuters-mississippi-lgbt.html

> Law that permits people to deny wedding services to same-sex couples based on religious objections. U.S. District Judge Carlton Reeves argued in his four-page order that since none of the lawsuit’s plaintiffs would be harmed by the law in the immediate future, a preliminary injunction would be inappropriate.

The Associated Press, “A Year After Marriage Ruling, LGBT Rights Struggles Continue”, The New York Times, June 18 2016, http://www.nytimes.com/aponline/2016/06/18/us/ap-bc-gay-marriage-one-year-abridged.html

> Among groups engaged in multiple lawsuits is the Arizona-based Alliance Defending Freedom. Earlier this year it lost a bid to overturn a $13,000 fine against an upstate New York couple who, citing their religious beliefs, did not want two lesbians married at their wedding venue.

Peters, Jeremy W., Alvarez, Lizette, "After Orlando, a Political Divide on Gay Rights Still Stands", The New York Times, June 15 2016, http://www.nytimes.com/2016/06/16/us/after-orlando-a-political-divide-on-gay-rights-still-stands.html

> In Florida, activists noted that the state was still a place where gay and lesbian people could "get married on a Friday and fired on a Monday" because of inadequate nondiscrimination laws, in the words of Mallory Garner-Wells, the public policy director for Equality Florida.

Katz, Jonathan M., Eckholm, Erik, "Anti-Gay Laws Bring Backlash in Mississippi and North Carolina", The New York Times, April 5 2016 http://www.nytimes.com/2016/04/06/us/gay-rights-mississippi-north-carolina.html

PayPal had already joined more than 120 other business leaders in signing a letter to Mr. McCrory objecting to the law.

> Some, like Google Ventures' chief executive, Bill Maris, pledged not to make any new investments in the state until the law was repealed. Other signatories included Apple, Facebook and Charlotte-based Bank of America, the largest corporation in North Carolina. Mayors and governors of other states, including New York, Vermont and Washington, have banned most state-sponsored travel there.

Fausset, Richard, Blinder, Adam, "Rights Law Deepens Political Rifts in North Carolina", The New York Times, April 11 2016, http://www.nytimes.com/2016/04/12/us/rights-law-deepens-political-rifts-in-north-carolina.html

> North Carolina has been pummeled with boycotts, criticism and cancellations in the wake of its new law on gay and transgender rights. Now liberals and conservatives in the state have turned to pummeling one another.
>
> For North Carolina, a state that has long been considered one of the South's most moderate, the intense reaction to the law, especially from business interests, has provided an ego-bruising moment.
>
> But beyond ego and self-image, the legislation is exacerbating the political divisions in a state almost evenly divided between conservative and liberal forces. The acrimony is certain to play out not just in one of the nation's most closely contested races for governor but also in the rare Southern state that can be up for grabs in presidential politics.

McPhate, Mike, "Mississippi Law on Serving Gays Proves Divisive", The New York Times, April 14 2016, http://www.nytimes.com/2016/04/15/us/mississippi-gay-lgbt-discrimination-religion.html

But its provisions allowing people with religious objections to deny certain services to gay couples have ignited fierce opposition, with some critics portraying them as a free pass to open-ended discrimination.

The Mississippi measure, the latest in a wave of similar legislative efforts across the country, has turned a harsh national spotlight on the state, as gay rights organizations, several major companies and at least five other states have publicly denounced it.

Gov. Phil Bryant has strongly defended the law, known officially as the Protecting Freedom of Conscience from Government Discrimination Act, by arguing that it was drafted in the "most targeted manner possible."

Robertson, Gary D., "North Carolina Governor, Challenger Clash over LGBT Law", The Washington Post, June 24 2016, https://www.washingtonpost.com/national/north-carolina-governor-challenger-clash-over-lgbt-law/2016/06/24/b3d50434-3a6c-11e6-af02-1df55f0c77ff_story.html

Cooper said McCrory's defense of the law -- the governor has sued the federal government to uphold the bathroom provisions -- has stopped companies from relocating or investing in North Carolina and placed the state in a negative light nationally.

"The governor continues to hurt our economy by his doubling and tripling down on House Bill 2," Cooper said North Carolina Bar Association annual meeting in Charlotte. "He has made sure that we've lost hundreds of millions of dollars and thousands of jobs. That's wrong for this state."

Berman, Mark, "North Carolina Governor Says He Wants Bathroom Law Partially Changed After Backlash", The Washington Post, April 12 2016, https://www.washingtonpost.com/news/post-nation/wp/2016/04/12/deutsche-bank-halts-north-carolina-expansion-due-to-transgender-bathroom-law/?tid=ainl&utmterm=.0dbc3fcd9ce1

McCrory said he was expanding protections for state employees, which would prevent these workers from being fired for being gay or transgender. He also said he would seek legislation restoring the right to sue for discrimination.

In his order, McCrory stopped short of altering the bill's most high-profile provision mandating that transgender people use bathrooms that correspond only with the gender on their birth certificate.

Berman, Mark, Civil Rights Commission Says N.C. Bathroom law Jeopardizes Physical Safety of Transgender People", The Washington Post, April 19 2016, https://www.washingtonpost.com/news/post-nation/wp/2016/04/19/u-s-civil-rights-commission-says-north-carolinas-bathroom-law-jeopardizes-the-physical-safety-of-transgender-people/?utmterm=.a12ebe01e7d1

> "North Carolina Gov. Pat McCrory (R), who signed the law, signed an executive order last week seeking to quell some of the outrage sparked by the measure, although he defended it and left the highly criticized provisions intact. McCrory and other supporters of the bathroom law have defended it as "common sense" legislation."

Bendery, Jennifer, "Oops! North Carolina's Anti-LGBT Law Also Hurts Veterans", The Huffington Post, June 03 2016, http://www.huffingtonpost.com/entry/north-carolina-lgbt-veteransus5750a983e4b0eb20fa0d685a

> Two jurisdictions in North Carolina -- Greensboro and Orange County -- had ordinances in place that barred job discrimination against vets. These types of protections trace back to the Vietnam War, when vets couldn't get work as a result of their military service. In more recent years, veterans' advocates have raised concerns about Iraq and Afghanistan War vets being turned away from jobs because of employers' fears, unfounded as they may be, that they suffer from post-traumatic stress disorder and would be emotionally unstable on the job. McCrory eliminated those two local ordinances for veterans when he signed HB 2. The law also ensures that cities and counties can't pass these kinds of protections going forward.

Lovett, Ian, Gershman, Jacob, and Radnofsky, Louise, "Trump Draft Order Would Expand Religious Rights, Could Allow Denial of Service to Gays", The Wall Street Journal, February 2, 2017, https://www.wsj.com/articles/draft-of-executive-order-proposes-expanding-legal-protections-on-religious-grounds-1486071114

Clear Nexus of the Significant Policy Issue to the Company

Staff Legal Bulletin 14E states that for a significant policy issue to render a proposal not excludable there must be a nexus to the Company. In this instance, there is a clear nexus because while Cato has stores in 9 states that prohibit discrimination based on sexual orientation and gender identity (Colorado, Delaware, Illinois, Iowa, Maryland, Nevada, New Jersey, New Mexico, and New York), Cato also has stores in 23 states that do not provide state level protections for LGBT people. Furthermore, Cato has stores in 17 states with Religious Freedom Laws and 5 states where Religious Freedom Legislation has been introduced. Many contend that Religious Freedom laws will be used to defend discrimination towards LGBT individuals. Cato has stores in 9 states which are considering controversial "Bathroom Bills" which require transgender individuals to use the bathroom corresponding to the gender on their birth certificate. This includes North Carolina, the home of Cato's headquarters. North Carolina is the only state thus far where a Bathroom Bill measure has passed.

The full purpose of a corporation's anti-discrimination policy ought to be to curb discrimination in the workplace, not to specify which groups can bring discrimination claims against the company. By not explicitly including sexual orientation or gender identity in its written policy, the company is not proactively discouraging discrimination against members of the LGBT population. Other employees will not necessarily understand that LGBT individuals are protected under "sex" by Title VII.

Because the proposal addresses a significant policy issue, the fact that it touches on issues of workforce management does not render it excludable.

Since at least the SEC's 1998 Release it has been clear that employment issues relating to a significant policy issue are not excludable:

> However, proposals relating to such matters [employment] but focusing on sufficiently significant social policy issues **(e.g., significant discrimination matters)** generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Release. [emphasis added]

Company cited precedents are not apropos

The Company letter cites a series of prior Staff decisions allowing exclusion in relation to workplace matters in which there was either a lack of an underlying significant policy issue recognized by the staff or the proposal strayed into requiring action on items of ordinary business that were outside of the scope of the significant policy issue. For instance, in *PG&E Corporation* (March 7, 2016) instead the proposal asked the company to issue a policy against discrimination based on, among other things, sexual orientation and gender in hiring, vendor contracts or **customer relations**). In *CVS Health Corporation* (February 27, 2015) the proposal sought to prohibit discrimination based on **political ideology, affiliation or activity** which is not yet recognized by the Staff as a significant policy issue; *The Walt Disney Corporation* (November 24, 2014) (concurring in the exclusion of a proposal that sought to modify a company's anti-discrimination policies to protect **political processes and activities**); *Bank of America* (February 14, 2012) (concurring in the exclusion of a proposal seeking to protect **employee expression** outside of the workplace); *Donaldson Company, Inc.* (Sept. 13, 2006) (concurring in the exclusion of a proposal regarding the establishment of appropriate ethical standards related to employee relations); *American Brands, Inc.* (Feb. 3, 1993) (concurring in the exclusion of a proposal regarding the work environment, employees and **smoking**).

Notably, the Company fails to recognize that in the Commission's 1998 release it expressly stated that when it comes to employment related proposals, the Staff would look to the underlying subject matter, such that if there were a significant policy issue it would not be excludable. The specific example of sexual orientation and gender identity discrimination has been confirmed repeatedly in the Staff decisions cited above.

For all of these reasons, the Proposal is not excludable under Rule 14a-8(i)(7).

CONCLUSION

As demonstrated above, the Proposal is not excludable pursuant to Rule 14a-8(i)(7) or Rule 14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the staff.

Please call me at (413) 549-7333 with respect to any questions or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc:
John Howe, Cato Corporation
Tim Smith, Walden Asset Management

NON-DISCRIMINATION POLICY ON SEXUAL ORIENTATION AND GENDER IDENTITY

RESOLVED
The Shareholders request that Cato Corp amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and report on its programs to substantially implement this policy.

SUPPORTING STATEMENT
Cato Corp does not explicitly prohibit discrimination based on sexual orientation, gender identity or expression in its written Equal Employment Opportunity (EEO) policy.

After signing a 2014 Executive Order that explicitly prohibited federal contractors from discriminating on the basis of sexual orientation or gender identity in employment, President Obama stated, "Equality in the workplace is not only the right thing to do, it turns out to be good business. That's why a majority of Fortune 500 companies already have nondiscrimination policies in place."

The Human Rights Campaign Foundation's 2016 survey notes that among the *Fortune 500®*:
- 93% have Equal Employment Opportunity Policies that include sexual orientation,
- 75% have Equal Employment Opportunity Policies that include gender identity or expression, a historic high.

Additionally, industry peers such as American Eagle Outfitters and Gap Inc. explicitly prohibits discrimination on the basis of sexual orientation and gender identity in their written equal employment policies.

Furthermore, public opinion polls consistently find more than three-quarters of people in the United States support equal rights in the workplace. In a 2015 nationwide survey conducted by Greenberg Quinlan Rosner Research, the vast majority (78 percent) of the 950 respondents supported protecting LGBT (lesbian, gay, bisexual, transgender) people from discrimination in employment.

Currently, 20 states, the District of Columbia and more than 225 cities prohibit discrimination in employment on the basis of sexual orientation and gender identity. Two additional states prohibit discrimination based on sexual orientation. Cato Corp has operations in 9 states with such policies (more than 1/4th of the states the company indicates having store locations).

Ninety-two percent of LGBT individuals surveyed agree that various levels of discrimination still persist against this group (Pew Research Center, June 2013). Transgender workers report even more widespread employment discrimination than gay and lesbian workers—up to 56% were fired, up to 47% were denied employment, and up to 31% were harassed based on their gender identity (Williams Institute, July 2011).

We believe employment discrimination on the basis of sexual orientation, gender identity or gender expression diminishes employee morale and productivity. Because local laws differ with respect to employment discrimination, the company would benefit from a consistent, corporate-wide policy. We believe an inclusive EEO policy would help our company enhance efforts to prevent discrimination; resolve complaints internally, avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supportive atmosphere for all employees. We further believe Cato Corp will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees and prospective employees.



The CATO Corporation

January 27, 2017

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Cato Corporation—Notice of Intent to Omit a Shareholder Proposal Submitted by Walden Asset Management, The Wallace Global Fund and The Educational Foundation of America from Proxy Material Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Request for No-Action Ruling

Ladies and Gentlemen:

The purpose of this letter is to inform you that The Cato Corporation (the "Company" or "Cato") intends to exclude a shareholder proposal (the "Proposal") filed jointly by Walden Asset Management, the Wallace Global Fund and The Educational Foundation of America (collectively, the "Proponents") from the Company's proxy materials for the Company's 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials"). We respectfully request that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") agree that the shareholder proposal may be excluded from the 2017 Proxy Materials for the reasons set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and therefore have not provided six additional copies of this letter pursuant to Rule 14a-8(j). Copies of these materials are also being concurrently sent to the Proponents to inform the Proponents of the Company's intention to exclude the Proposal. The Company intends to file its definitive 2017 Proxy Materials with the Commission no earlier than April 17, 2017. Accordingly, we have submitted this letter not later than 80 days before the Company intends to file its 2017 Proxy Materials in accordance with Rule 14a-8(j).

I. The Proposal

In letters dated December 1, 2016, the Proponents, proposed the following resolution:

8100 Denmark Road
P.O. Box 34216
Charlotte, NC 28234
(704) 554-8510

RESOLVED
The Shareholders request that Cato Corp amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and report on its programs to substantially implement this policy.

A copy of the Proposal and correspondence received from the Proponents is attached as Exhibit A.

II. Reasons for Exclusion

A. Rule 14a-8(i)(10) – The Proposal has been substantially implemented by the Company

Under Rule 14a-8(i)(10), a Company is permitted to exclude a shareholder proposal from its proxy statement if the company has substantially implemented the proposal. The Commission has stated that a proposal has been substantially implemented when the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Company's Equal Opportunity Employer policy (the "EEO Policy"), which is attached as Exhibit B, prohibits discrimination in hiring and terms and conditions of employment based on an individual's "race, color, religion, ancestry or national origin, disability, age, sex, or any other legally-protected classification. . ." The Equal Employment Opportunity Commission (the "EEOC") and several federal courts have indicated that lesbian, gay, bisexual and transgender ("LGBT") individuals may bring discrimination claims on the basis of "sex" under Title VII of the Civil Rights Act of 1964. Thus, based on these interpretations, the existing EEO Policy already prohibits the type of discrimination that the shareholder proposal seeks to prohibit.

Consistent with the language of the EEO Policy, a key value of Cato's culture is treating everyone with respect, regardless of individual circumstances. A written copy of the EEO Policy is widely accessible to employment candidates and associates on Cato's website. The EEO Policy is also reviewed with all new associates as part of their on-boarding. In that regard, the Senior Vice President of Human Resources personally meets with all new corporate headquarters associates to share with them several basic expectations that Cato has of all its associates. The first expectation is that they will treat everyone with respect. This expectation extends to all employment candidates, associates, vendors, and other business partners.

The Proposal implies that additional action by Cato is necessary to achieve its goals. The Company disagrees. The Company has not received complaints or other indications from its associates that discrimination on the basis of sexual orientation, gender identity or gender expression is or has been practiced within the Company. Furthermore, the Company continues to receive employment applications from a wide variety of qualified individuals. There is no evidence that the pool of employment candidates has been adversely affected by the Company's existing EEO Policy. Nor has the Company received any indications from its suppliers, customers or other business partners that the Company's employment policies or practices negatively impact or jeopardize its relationship with any of them.

Given that the Company has no notice that its existing policies and practices have created a barrier to employment or other business relationships at Cato, the request that Cato change its EEO Policy and report on its programs to substantially implement the changed policy would impose an unnecessary cost on Cato and require significant management attention with no apparent benefit to our stockholders or associates. Accordingly, it would not be a productive use of Company resources. Attempting to address a potential problem where none exists would divert Company resources that could otherwise be used to advance important Company initiatives that would clearly benefit our stockholders and associates, in direct opposition to the Proponents' stated goal of enhancing the Company's competitive edge.

Because the Company's current EEO Policy and practices already achieve the objectives of the Proposal any modification would be superfluous and unnecessary. Thus, the Company respectfully requests that the Commission concur with the exclusion of the Proposal under Rule 14a-8(i)(10).

B. Rule 14a-8(i)(7) – The Proposal Deals With Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) of the Exchange Act provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." The Commission issued guidance explaining the underlying policy of the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), which stated the exclusion is meant to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In determining whether the ordinary business exclusion applies, the Commission focuses on two central considerations.

The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." However, the 1998 Release also stated that proposals that relate to such matters but focus on sufficiently significant social policy issues generally are not excludable because such proposals are deemed to transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micromanage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

1. The Proposal is too fundamental to management's ability to manage the company, and does not focus on a sufficiently significant social policy issue.

Shareholder proposals that concern the relations between a company and its employees are excludable under Rule14a-8(i)(7) because they affect the day-to-day management of a company's operations. When a shareholder proposal seeks to infringe upon the relationship between a company's management and its employees, it is interfering with the management's right to conduct its ordinary business practices. *See e.g. CVS Health Corporation* (February 27,

2015). Accordingly, prior no-action letters from the Commission have supported the exclusion of proposals that deal with workplace policies. *See e.g. PG&E Corporation* (March 7, 2016) (concurring in the exclusion of a proposal to institute a policy that there shall be no discrimination based on, among other things, sexual orientation and gender in hiring, vendor contracts or customer relations); *CVS Health Corporation* (February 27, 2015) ("CVS Health") (concurring in the exclusion of a proposal to amend an equal employment opportunity policy to explicitly prohibit discrimination based on political ideology, affiliation or activity); *The Walt Disney Corporation* (November 24, 2014) (concurring in the exclusion of a proposal that sought to modify a company's antidiscrimination policies to protect political processes and activities); *Bank of America* (February 14, 2012) (concurring in the exclusion of a proposal seeking to protect employee expression outside of the workplace); *Donaldson Company, Inc.* (Sept. 13, 2006) (concurring in the exclusion of a proposal regarding the establishment of appropriate ethical standards related to employee relations); *American Brands, Inc.* (Feb. 3, 1993) (concurring in the exclusion of a proposal regarding the work environment, employees and smoking). In fact, the Commission specifically stated in the 1998 Release that "hiring, promotion and [the] termination of employees" are "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight."

Most recently, in CVS Health, the Commission granted the exclusion of a shareholder proposal that sought to modify the company's equal employment opportunity policy and/or other antidiscrimination policies to explicitly prohibit discrimination based on an employee's political activities and political ideology. In reaching its determination to exclude the Proposal, the Commission noted that the "proposal relates to CVS Health's policies concerning its employees."

Similarly, in a no-action letter issued to PG&E Corporation (March 7, 2016) ("PG&E"), the Commission granted the exclusion of a shareholder proposal requesting that the company's board institute a policy prohibiting any discrimination against persons based on race, religion, donations, gender, or sexual orientation in hiring, vendor contracts or customer relations. The Commission agreed that the proposal related to PG&E's ordinary business operations and permitted it to be excluded from the company's proxy materials.

Like the proposals that were excluded by CVS Health and PG&E, the Proposal relates to the Company's policies concerning its employees, its hiring practices and the Company's relationship with its employees. The Proponents argue that amending the Company's EEO Policy would "enhance its competitive edge." However, the Company employs approximately 10,500 full-time and part-time associates and is in the best position to determine how to attract, hire and retain its personnel. Such strategic and day-to-day decisions and activities are fundamental to management's ability to run the Company and relate to ordinary business matters. Accordingly, the proposal intrudes on the Company's management of business operations and should be excluded pursuant to Rule 14a-8(i)(7).

In addition, the Proposal does not focus on a significant social policy issue. In determining whether a significant social policy issue is present, the Commission considers the "presence of widespread public debate regarding [the] issue. . ." *Staff Legal Bulletin 14A* (July 12, 2002). In recent years, the Commission has permitted the exclusion of proposals where the underlying social policy issues involved same-sex marriage and/or sexual orientation. *See e.g. PG&E*

Corporation (March 7, 2016); *PG&E Corporation* (February 27, 2015). In 2015, the U.S. Supreme Court held in *Obergefell v. Hodges*, 135 S. Ct 2584 (2015), that the Fourteenth Amendment requires a state to license a marriage between two people of the same sex and to recognize a marriage between two people of the same sex when their marriage was lawfully performed out-of-state. Furthermore, as stated in the Proponents supporting statement, since 2014, federal contractors have been prohibited from discriminating on the basis of sexual orientation or gender identity in employment and, in a 2015 survey conducted by Greenberg Quinlan Rosner Research, more than 78% of people supported protecting LGBT individuals from discrimination in employment. As stated above, the EEOC has indicated that LGBT individuals may bring claims for discrimination on the basis of "sex." Furthermore, as indicated above, Cato's associates are well aware of the Company's support of a workplace free from discrimination and harassment of any kind. Based on the foregoing, the Company believes that the subject of the Proposal is no longer a matter of widespread public debate or a significant social policy issue that transcends day-to-day business matters.

2. The Proposal seeks to micromanage the Company.

In addition, the Proposal attempts to micromanage the Company. As stated above in Section II.A, the Company's current EEO Policy and practices already achieve the objectives of the Proposal. Accordingly, the Proposal is essentially an attempt to "wordsmith" one of the Company's employment policies. Cato's decisions about how to draft and communicate certain workplace policies and manage its relationship with employees are decisions that are beyond the purview of shareholders.

Additionally, the Proposal requests that the Company "report on its programs to substantially implement this policy." Requiring the Company to report on how it implements its EEO Policy would require the Company to report to its shareholders on the structure of its training and other employee programs along with how it interacts and communicates with its employees. Not only would this be unduly burdensome, it also would directly interject the Company's shareholders into the Company's day-to-day operations and decision making.

Thus, the Proposal is an unwarranted attempt to micromanage the Company to a degree that is inappropriate.

III. Conclusion

For the foregoing reasons, the Company believes that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(i)(7), and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded.

We would appreciate a response from the Staff by February 15, 2017, in order to provide the Company with sufficient time to finalize and print its 2017 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me by phone at 704/551-7315 or by e-mail at controller@catocorp.com or jhowe@catocorp.com.

Sincerely,

THE CATO CORPORATION



John Howe
Executive Vice President, Chief
Financial Officer

Attachments: Exhibits A and B

cc: Carly Greenberg, Walden Asset Management via e-mail at cgreenberg@bostontrust.com
Ellen Dorsey, The Wallace Global Fund via FedEx
Melissa Beck, The Educational Foundation of America via FedEx
R. Douglas Harmon, Parker Poe Adams & Bernstein LLP via e-mail at dougharmon@parkerpoe.com

EXHIBIT A



Walden Asset Management
Advancing sustainable business practices since 1975

December 1, 2016

Ms. Christin Reische
Assistant Corporate Secretary
Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

Dear Ms. Reische,

Walden Asset Management (Walden), a division of Boston Trust & Investment Management Company, is an investment manager with approximately $3 billion in assets under management. On behalf of our clients, Walden's investment process integrates financial analysis with an assessment of corporate performance on environment, social and governance (ESG) policies and practices. We are pleased to hold approximately 100,460 shares of Cato Corp stock in Walden client portfolios.

As we stated in our letters and emails to the company, we believe that corporations with nondiscrimination policies that reference sexual orientation and gender identity or expression have a competitive advantage in recruiting and retaining employees from the widest talent pool.

Cato Corp does not have a policy explicitly prohibiting discrimination based on sexual orientation and gender identity/expression. In addition, we have not received responses to letters and emails we sent on this matter. Due to our lack of communication and the concerns described above, Walden is submitting a shareholder resolution.

The attached proposal is submitted for inclusion in the 2015 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Walden is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We have been a shareholder for more than one year holding over $2,000 worth of Cato Corp shares and will continue to hold at least $2,000 of Cato Corp stock through the date of the next stockholder's annual meeting. Verification of our ownership position will be provided on request by our sub-custodian who is a DTC participant.

A representative will attend the shareholder's meeting to move the resolution as required by SEC rules.

Our preference would be to have a dialogue with the company on this matter, yet we file today so as to meet the filing deadline and retain the option of having a resolution on the proxy. We would be pleased to withdraw the resolution at any time following any commitments to improve the EEO policy.

Walden Asset Management is the primary filer. You may contact me at 617.726.7235 or cgreenberg@bostontrust.com if you have any questions. We look forward to your response.

Sincerely,



Carly Greenberg
Environmental, Social & Governance Analyst
Walden Asset Management
Boston Trust & Investment Management Company
One Beacon St.
Boston, MA 02108
617.726.7235

C: Lowell Pugh, Chief Legal Officer, CATO Corporation

NON-DISCRIMINATION POLICY ON SEXUAL ORIENTATION AND GENDER IDENTITY

RESOLVED

The Shareholders request that Cato Corp amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and report on its programs to substantially implement this policy.

SUPPORTING STATEMENT

Cato Corp does not explicitly prohibit discrimination based on sexual orientation, gender identity or expression in its written Equal Employment Opportunity (EEO) policy.

After signing a 2014 Executive Order that explicitly prohibited federal contractors from discriminating on the basis of sexual orientation or gender identity in employment, President Obama stated, "Equality in the workplace is not only the right thing to do, it turns out to be good business. That's why a majority of Fortune 500 companies already have nondiscrimination policies in place."

The Human Rights Campaign Foundation's 2016 survey notes that among the *Fortune 500®*:

- 93% have Equal Employment Opportunity Policies that include sexual orientation,
- 75% have Equal Employment Opportunity Policies that include gender identity or expression, a historic high.

Additionally, industry peers such as American Eagle Outfitters and Gap Inc. explicitly prohibits discrimination on the basis of sexual orientation and gender identity in their written equal employment policies.

Furthermore, public opinion polls consistently find more than three-quarters of people in the United States support equal rights in the workplace. In a 2015 nationwide survey conducted by Greenberg Quinlan Rosner Research, the vast majority (78 percent) of the 950 respondents supported protecting LGBT (lesbian, gay, bisexual, transgender) people from discrimination in employment.

Currently, 20 states, the District of Columbia and more than 225 cities prohibit discrimination in employment on the basis of sexual orientation and gender identity. Two additional states prohibit discrimination based on sexual orientation. Cato Corp has operations in 9 states with such policies (more than 1/4th of the states the company indicates having store locations).

Ninety-two percent of LGBT individuals surveyed agree that various levels of discrimination still persist against this group (Pew Research Center, June 2013). Transgender workers report even more widespread employment discrimination than gay and lesbian workers—up to 56% were fired, up to 47% were denied employment, and up to 31% were harassed based on their gender identity (Williams Institute, July 2011).

We believe employment discrimination on the basis of sexual orientation, gender identity or gender expression diminishes employee morale and productivity. Because local laws differ with respect to employment discrimination, the company would benefit from a consistent, corporate-wide policy. We believe an inclusive EEO policy would help our company enhance efforts to prevent discrimination; resolve complaints internally, avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supportive atmosphere for all employees. We further believe Cato Corp will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees and prospective employees.



Institutional Trust and Custody
425 Walnut Street
Cincinnati, OH 45202

usbank.com

Date: December 1, 2016

To Whom It May Concern:

U.S. Bank is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) and its investment division Walden Asset Management.

We are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of **Cato Corporation (Cusip#149205106)** and that such beneficial ownership has existed continuously for over one year in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

U.S. Bank is a DTC participant.

Sincerely,

MWolf

Melissa Wolf
Officer, Client Service Manager
Institutional Trust & Custody

The Wallace Global Fund
1990 M Street, NW, Suite 250
Washington, DC 20036
(202) 452-1530

December 1, 2016

Ms. Christin Reische
Asst. Corporate Secretary
Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

Dear Ms. Reische:

The Wallace Global Fund's mission is to promote an informed and engaged citizenry, to fight injustice, and to protect the diversity of nature and the natural systems upon which all life depends.

The Wallace Global Fund is co -filing the enclosed shareholder proposal with Walden Asset Management as the primary filer for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are the beneficial owner of at least $2,000 worth of Cato Corporation stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, intend to maintain ownership of the required number of shares through the date of the next annual meeting and have been a continuous shareholder for over a year. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

The resolution will be presented in accordance with the SEC rules by a shareholder representative.

The Wallace Global Fund is the holder of 900 shares of Cato stock.

We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution. Please copy correspondence both to me and Carly Greenberg (cgreenberg@bostontrust.com) at Walden Asset Management, our investment manager.

Sincerely,



Ellen Dorsey
Executive Director

Cc: Lowell Pugh, Chief Legal Officer

NON-DISCRIMINATION POLICY ON SEXUAL ORIENTATION AND GENDER IDENTITY

RESOLVED

The Shareholders request that Cato Corp amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and report on its programs to substantially implement this policy.

SUPPORTING STATEMENT

Cato Corp does not explicitly prohibit discrimination based on sexual orientation, gender identity or expression in its written Equal Employment Opportunity (EEO) policy.

After signing a 2014 Executive Order that explicitly prohibited federal contractors from discriminating on the basis of sexual orientation or gender identity in employment, President Obama stated, "Equality in the workplace is not only the right thing to do, it turns out to be good business. That's why a majority of Fortune 500 companies already have nondiscrimination policies in place."

The Human Rights Campaign Foundation's 2016 survey notes that among the *Fortune 500®*:

- 93% have Equal Employment Opportunity Policies that include sexual orientation,
- 75% have Equal Employment Opportunity Policies that include gender identity or expression, a historic high.

Additionally, industry peers such as American Eagle Outfitters and Gap Inc. explicitly prohibits discrimination on the basis of sexual orientation and gender identity in their written equal employment policies.

Furthermore, public opinion polls consistently find more than three-quarters of people in the United States support equal rights in the workplace. In a 2015 nationwide survey conducted by Greenberg Quinlan Rosner Research, the vast majority (78 percent) of the 950 respondents supported protecting LGBT (lesbian, gay, bisexual, transgender) people from discrimination in employment.

Currently, 20 states, the District of Columbia and more than 225 cities prohibit discrimination in employment on the basis of sexual orientation and gender identity. Two additional states prohibit discrimination based on sexual orientation. Cato Corp has operations in 9 states with such policies (more than 1/4th of the states the company indicates having store locations).

Ninety-two percent of LGBT individuals surveyed agree that various levels of discrimination still persist against this group (Pew Research Center, June 2013). Transgender workers report even more widespread employment discrimination than gay and lesbian workers—up to 56% were fired, up to 47% were denied employment, and up to 31% were harassed based on their gender identity (Williams Institute, July 2011).

We believe employment discrimination on the basis of sexual orientation, gender identity or gender expression diminishes employee morale and productivity. Because local laws differ with respect to employment discrimination, the company would benefit from a consistent, corporate-wide policy. We believe an inclusive EEO policy would help our company enhance efforts to prevent discrimination; resolve complaints internally, avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supportive atmosphere for all employees. We further believe Cato Corp will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees and prospective employees.



RBC Wealth Management

SRI Wealth Management Group
345 California St
29th Floor
San Francisco, CA 94104

Fax: 415-391-9586
Toll Free: 866-408-2667
www.sriwealthmanagement.com

December 2, 2016

Ms. Christin Reische
Assistant Corporate Secretary
Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

To Whom It May Concern:

The RBC Capital Markets, LLC acts as custodian for **Wallace Global Fund** with Walden Asset Management as the manager for this portfolio.

We are writing to verify that our books and records reflect that, as of market close on **December 1, 2016**, The **Wallace Global Fund** owned **1,000** shares of **Cato Corporation** (Cusip#**149205106**) representing a market value of approximately **$29,780.00** and that **Wallace Global Fund** has continuously owned such shares since 11/13/2015. We are providing this information at the request of **Wallace Global Fund** in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President – Assistant Complex Manager



The Educational Foundation of America
c/o Foundation Source • 55 Walls Drive, Suite 302 • Fairfield, CT 06824
Tel/Fax (800) 839-1821 • info@theefa.org • www.theefa.org
Founded by Richard Prentice Ettinger

December 7, 2016

Ms. Christin Reische
Assistant Corporate Secretary
Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

Dear Ms. Reische:

The Educational Foundation of America works to link its grant-making values with its investments to promote greater social responsibility of corporations. We seek to avoid investing in companies that contribute to the very problems we are attempting to address through our grants. Pursuant to the Foundation's investment policy, the Board ensures its investments are in alignment with EFA's vision of a healthy and sustainable future.

Therefore, the Educational Foundation of America is co-filing the enclosed shareholder proposal with Walden Asset Management as the primary filer for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are beneficial owner of at least $2,000 worth of Cato Corporation stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, intend to maintain ownership of the required number of shares through the date of the next annual meeting and have been a continuous shareholder for over a year. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

The resolution will be presented in accordance with the SEC rules by a shareholder representative.

The Educational Foundation of America is the holder of 1,750 shares of Cato stock.

We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution. Please copy correspondence both to me and Carly Greenberg (cgreenberg@bostontrust.com) at Walden Asset Management, our investment manager.

Sincerely,



Melissa Beck
Executive Director

Cc: Lowell Pugh, Chief Legal Officer, Cato Corporation

NON-DISCRIMINATION POLICY ON SEXUAL ORIENTATION AND GENDER IDENTITY

RESOLVED

The Shareholders request that Cato Corp amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and report on its programs to substantially implement this policy.

SUPPORTING STATEMENT

Cato Corp does not explicitly prohibit discrimination based on sexual orientation, gender identity or expression in its written Equal Employment Opportunity (EEO) policy.

After signing a 2014 Executive Order that explicitly prohibited federal contractors from discriminating on the basis of sexual orientation or gender identity in employment, President Obama stated, "Equality in the workplace is not only the right thing to do, it turns out to be good business. That's why a majority of Fortune 500 companies already have nondiscrimination policies in place."

The Human Rights Campaign Foundation's 2016 survey notes that among the *Fortune 500®*:

- 93% have Equal Employment Opportunity Policies that include sexual orientation,
- 75% have Equal Employment Opportunity Policies that include gender identity or expression, a historic high.

Additionally, industry peers such as American Eagle Outfitters and Gap Inc. explicitly prohibits discrimination on the basis of sexual orientation and gender identity in their written equal employment policies.

Furthermore, public opinion polls consistently find more than three-quarters of people in the United States support equal rights in the workplace. In a 2015 nationwide survey conducted by Greenberg Quinlan Rosner Research, the vast majority (78 percent) of the 950 respondents supported protecting LGBT (lesbian, gay, bisexual, transgender) people from discrimination in employment.

Currently, 20 states, the District of Columbia and more than 225 cities prohibit discrimination in employment on the basis of sexual orientation and gender identity. Two additional states prohibit discrimination based on sexual orientation. Cato Corp has operations in 9 states with such policies (more than 1/4th of the states the company indicates having store locations).

Ninety-two percent of LGBT individuals surveyed agree that various levels of discrimination still persist against this group (Pew Research Center, June 2013). Transgender workers report even more widespread employment discrimination than gay and lesbian workers—up to 56% were fired, up to 47% were denied employment, and up to 31% were harassed based on their gender identity (Williams Institute, July 2011).

We believe employment discrimination on the basis of sexual orientation, gender identity or gender expression diminishes employee morale and productivity. Because local laws differ with respect to employment discrimination, the company would benefit from a consistent, corporate-wide policy. We believe an inclusive EEO policy would help our company enhance efforts to prevent discrimination; resolve complaints internally, avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supportive atmosphere for all employees. We further believe Cato Corp will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees and prospective employees.

EXHIBIT B

EQUAL OPPORTUNITY EMPLOYER

As an Equal Opportunity employer, The CATO Corporation does not discriminate in hiring or terms and conditions of employment because of an individual's race, color, religion, ancestry or national origin, disability, age, sex, or any other legally-protected classification, except where a reasonable, bona fide occupational qualification exists.

CATO will make reasonable accommodation for qualified individuals with known disabilities unless doing so would result in an undue hardship. This policy governs all aspects of employment, including selection, job assignment, compensation, discipline, termination, and access to benefits and training.

The CATO Management team shares in the commitment and responsibility to ensure our Equal Opportunity policy is applied to all. If an Associate has reason to believe that this policy has not been followed, they are encouraged to immediately go through the Associate's chain of command:

a. Their Supervisor, then

b. Their Department Head, then

c. Their Pyramid Head, and finally

d. The Director of Associate Relations, Human Resources.